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## Gregory Rayzman · 3rd

CTO, Chief Architect, Senior Technologist and Big Data Guru

San Francisco Bay Area · 500+ connections · **Contact info**

SteppeChange

Post Graduate school at the Academy of Science

## Highlights

**Reach out to Gregory for...**

Probono consulting and volunteering, Joining a nonprofit board.

**Message Gregory**

## About

CTO, Chief Architect, Senior Technologist, Director of Software Engineering, Technical Visionary, Big Data Guru, Senior Application Architect, Senior Database Architect creating tangible systems and products in a wide variety of business applications with expert knowledge     ... see more

## Experience



**CTO and Chief Data Architect**
SteppeChange
Apr 2015 – Present · 4 yrs 7 mos
Palo Alto, Ca

Architecture, technology selection, a design of data management system
using SQL and NoSQL technologies

Building DMP for analytics and ML for European Telecom Company( Veon), following EU DPD:
Cloudera Enterprise( Spark, Hive, Solr), Kafka, Redis, Vertica, Java, Python, Tableau
Database storage for Mobile Enterprise Engagement Platform( Veon) ( tens of millions users)
using single core backend utilizing multi sharded MongoDB Zones to satisfy privacy and
security standards across multiple countries. Integration of MongoDB with Spark fo... See more



**CTO**
Cloudastructure, Inc.
Mar 2003 – Oct 2017 · 14 yrs 8 mos
Palo Alto, CA

Proprietary Cloud Video Surveillance Management and Cloud Access Control technology. Cloud
based infrastructure provides Integrated Building Automation Solutions for Video Monitoring
and Surveillance as a Service (VSaaS), Access Controls as a Service (ACaaS), and supports
Internet of Things (IoT) initiatives. Connexed Technologies merged with Reach Syst... See more



**CONSULTING SERVICES: Technical Adviser and Senior Database Analyst**
APPLE
Apr 2012 – Oct 2015 · 3 yrs 7 mos

Cupertino, CA
Providing Technical Advising Services for the Marketing Group. Developed Data Migration processes and procedures for Apple internal projects. Reverse engineered marketing data models and built reporting tools with PHP, MySQL and Apache.



### CONSULTING SERVICES: Technical Adviser and Senior Database Architect
AdoTube, an EXPONENTIAL division
Apr 2011 – Jun 2015 · 4 yrs 3 mos
Emerville, CA

Development projects under my scope include Database Schema Design, Data Migration, ETL, Data Analysis and Reporting, Data Visualization, and Integration with third-party data providers. Managed multiple teams of server and database developers as well as offshore engineering development teams, utilizing MySQL, Redshift, AWS EMR ( Hive, Impal... See more



### Chief Technology Architect
TheFind - acquired by Facebook in 2015
May 2010 – Apr 2015 · 5 yrs
Mountain View, CA

Online Discovery Shopping Search Engine with novel relevancy and popularity algorithm as opposed to pay-per-placement ranking. The search database includes over 500 Million products from over 500,000 stores and online merchants. Lead Database Infrastructure Design, Optimization, and Analysis for the 2nd largest shopping search engine with... See more

**Show 5 more experiences** ⌄

## Education

### Post Graduate school at the Academy of Science
Applied Mathematics
1989 – 1991

Completed Candidacy in the Doctoral Program

### Moscow University
Master of Science, Computer and Information Sciences and Support Services
1982 – 1984

Scientific Computing and Automation

### Moscow University
Bachelor of Applied Science (B.A.Sc.), Computer Science
1979 – 1982

Control Systems and Technical Cybernetics

## Volunteer Experience



### Back-end Data Project Management
Breast Cancer Connections
Mar 2007 – May 2008 • 1 yr 3 mos
Health

Organization that provides free education and services, support groups, buddy program, access to screening & diagnostics for low-income and uninsured, and a variety of complementary therapies, workshops, and events. Managed data related projects to maintain volunteers list, scheduling events and activities.



### IT Manager
Kinetics Foundation
May 2013 – May 2016 • 3 yrs 1 mo
Health

Provided IT management for non-profit healthcare research organization focusing on drug delivery methods and objective measures for the treatment of movement disorders

(Parkinson's Disease and Huntington's). Procurement and provision of servers, backups, and generating reports.

## Skills & Endorsements

**Databases** · 77

Endorsed by **Eric Gaudet and 5 others who are highly skilled at this**

Endorsed by **6 of Gregory's colleagues at SteppeChange**

**MySQL** · 52

Endorsed by **Vasyl Soloshchuk and 2 others who are highly skilled at this**

Endorsed by **5 of Gregory's colleagues at SteppeChange**

**Java** · 44

Endorsed by **Eric Gaudet and 2 others who are highly skilled at this**

Endorsed by **5 of Gregory's colleagues at SteppeChange**

Show more ⌄

## Recommendations

**Received (1)**      Given (0)

**James McMurry**
CEO & Founder at Milton Security Group
July 22, 2007, James worked with Gregory in different groups

Gregory has always made things happen. He is a true professional, and his knowledge seems to know no limits. He goes the extra 100 miles, ensuring issues are resolved, and products ship. Gregory is a true professional in all aspects of his work. He has a great personality and proved to be a ... **See more**

## Accomplishments

**2**   **Languages**                                                                ⌄
English • Russian

**1**   **Organization**                                                             ⌄
SQL PASS - Professional Association for SQL Server - The Definitive Global Community for SQL Server Professionals

**1**   **Patent**                                                                   ⌄
Networked video surveillance system US 20080303903 A1

## Interests



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